August 12, 2025

Chan Bun
Chief Executive Officer
Billion Group Holdings Limited
Unit 502, 20-20A
Chung Ying Building
Connaught Road West
Sheung Wan, Hong Kong

       Re: Billion Group Holdings Limited
           Amendment No. 2 to Draft Registration Statement on Form F-1 Submitted July 31, 2025
           CIK No. 0002069821
Dear Chan Bun:

     We have reviewed your amended draft registration statement and have the following comments.

        Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement and non-public draft submission(s) on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

        After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our July 22, 2025 letter.

Amendment No. 2 to Draft Registration Statement on Form F-1 submitted July 31, 2025
Risks Relating to Doing Business in Hong Kong, page 5

1.     We note your response to prior comment 5 and we re-issue the comment. In your
       summary of risk factors, disclose the risks that your corporate structure and being
       based in or having the majority of the company   s operations in Hong
Kong poses to
       investors. In particular, describe the significant regulatory, liquidity, and enforcement risks with cross-references to the more detailed discussion of these risks in the prospectus. For example, specifically discuss risks arising from the legal system in
 August 12, 2025
Page 2

       China, including the risk that the Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in your operations and/or the value of the securities you are registering for sale. Acknowledge any risks that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. Please note that each summary risk factor should have a cross-reference to the relevant individual detailed risk factor.
Our business is affected by the quality and quantity of the products, page 21

2. We note your response to prior comment 6. Please revise the disclosure on pages 22 and 68 to identify the "major supplier" and "Supplier A." respectively.

General terms with customers, page 70

3. We note your response to prior comment 8. It appears from section 3 of the agreements with customers filed as exhibits 10.6, 10.8 and 10.9 that the agreements are valid from March 25, 2023 to March 24, 2027. However, it appears from the disclosure on page 70 that the initial term is two years. Please advise or revise accordingly.

Consolidated Financial Statements of Billion Group Holdings Limited, page F-1

4. We note your response to our prior comment 12, that for the years ended December
       31, 2024 and 2023, the financial statements presented are the combined financial statements of the Company, Harmony Alliance and Billion Enterprise International
       Limited. However, the financial statements included in the filing are referred to as
          consolidated financial statements    of Billion Group Holdings
Limited and the audit
       report also refers to consolidated financial statements. In light of the fact that the reorganization has not yet occurred, the audited financial statements for the years ended December 31, 2024 and 2023 included in the filing should be labeled as
          combined    rather than    consolidated,    and should not be labeled
as those of Billion
       Group Holdings Limited, the registrant, as that entity was not in existence as of the period represented by the financial statements. Consolidated financial statement presentation would not be appropriate without the inclusion of a draft audit report.
       Additionally, please have your auditor modify its report to refer to the appropriate financial statements.
 August 12, 2025
Page 3

      Please contact Claire Erlanger at 202-551-3301 if you have questions regarding comments on the financial statements and related matters. Please contact Thomas Jones at
202-551-3602 or Jay Ingram at 202-551-3397 with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of
Manufacturing
cc:   Kyle Leung